Exhibit 99.1

SAP Announces 2009 First Quarter Results	Page 1
For Immediate Release
April 29, 2009
SAP Announces First Quarter 2009 Results
Strong Margin Performance Despite Decrease in Revenues
          WALLDORF — April 29, 2009 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2009.
FINANCIAL HIGHLIGHTS — First Quarter 2009

	SAP - First Quarter 2009*
	U.S. GAAP			Non-GAAP**
							% change
€ million, unless			%			%	constant
otherwise stated	Q1/2009	Q1/2008	change	Q1/2009	Q1/2008	change	currency***
Software revenues	418	622	-33	418	622	-33	-34
Software and software-related service revenues	1,741	1,736	0	1,753	1,783	-2	-4
Total revenues	2,397	2,460	-3	2,409	2,507	-4	-6
Total operating expenses	2,065	2,101	-2	1,999	2,018	-1	-3
— Thereof restructuring charges	160	—	—	160	—	—	—
Operating income	332	359	-8	410	489	-16	-17
Operating margin %	13.9	14.6	-0.7pp	17.0	19.5	-2.5pp	-2.3pp
Income from continuing operations	210	247	-15	267	345	-23	—
Net income	204	242	-16	262	340	-23	—
Basic EPS from cont. operations in €	0.18	0.21	-14	0.22	0.29	-24	—

*	All figures are preliminary and unaudited.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Explanation of Non-GAAP Measures at the end of the financial section of the press release for details.

SAP Announces 2009 First Quarter Results	Page 2
Revenues — First Quarter 2009
•	U.S. GAAP software and software-related service revenues were €1.74 billion (2008: €1.74 billion), flat year-over-year. Non-GAAP software and software-related service revenues were €1.75 billion (2008: €1.78 billion), a decrease of 2% (4% at constant currencies).

•	U.S. GAAP total revenues were €2.40 billion (2008: €2.46 billion), a decrease of 3%. Non-GAAP total revenues were €2.41 billion (2008: €2.51 billion), a decrease of 4% (6% at constant currencies).

•	U.S. GAAP software revenues were €418 million (2008: €622 million), a decrease of 33% (34% at constant currencies). The decrease is the result of the difficult operating environment worldwide due to the global economic downturn, and the tough comparison to the first quarter of 2008, which was prior to the economic crisis that disrupted the global markets in the third quarter of 2008 and also included the effects from the acquisition of Business Objects.
First quarter 2009 Non-GAAP revenue figures exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €11 million.
Income — First Quarter 2009
•	U.S. GAAP operating income was €332 million (2008: €359 million), a decrease of 8%. Non-GAAP operating income was €410 million (2008: €489 million), a decrease of 16% (17% at constant currencies). U.S. GAAP and Non-GAAP operating income were negatively impacted by restructuring charges of €160 million resulting from the previously announced reduction of workforce, which are expected to be between €200 million to €300 million for 2009.

•	U.S. GAAP operating margin was 13.9% (2008: 14.6%), a decrease of 0.7 percentage points. Non-GAAP operating margin was 17.0% (2008: 19.5%), or 17.2% at constant currencies, a decrease of 2.5 percentage points (2.3 percentage points at constant currencies). The €160 million in restructuring charges resulting from the previously announced reduction of workforce negatively impacted the U.S. GAAP and Non-GAAP operating margin by 6.7 percentage points and 6.6 percentage points, respectively.

•	U.S. GAAP income from continuing operations was €210 million (2008: €247 million), a decrease of 15%. Non-GAAP income from continuing operations was €267 million (2008: €345 million), a decrease of 23%. U.S. GAAP and Non-GAAP income from continuing

SAP Announces 2009 First Quarter Results	Page 3
operations were negatively impacted by restructuring charges of €160 million resulting from the previously announced reduction of workforce.

•	U.S. GAAP basic earnings per share from continuing operations were €0.18 (2008: €0.21), a decrease of 14%. Non-GAAP earnings per share from continuing operations were €0.22 (2008: €0.29), a decrease of 24%. The €160 million in restructuring charges resulting from the previously announced reduction of workforce negatively impacted the U.S. GAAP and Non-GAAP basic earnings per share from continuing operations by €0.09 and €0.10, respectively.
First quarter 2009 Non-GAAP operating income excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €77 million, and first quarter 2009 Non-GAAP income from continuing operations and Non-GAAP earnings per share from continuing operations exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €58 million.
“While visibility for software revenues remains limited, we continue to take the necessary steps to protect our margin in this tough operating environment,” said Léo Apotheker, co-CEO of SAP. “The cost containment measures that we initiated in October of last year and carried into the first quarter of 2009 have really taken hold, and we are pleased with the resulting margin performance. We will continue to maintain tight cost controls. Our ability to deliver good margin performance in this environment, especially when you consider the restructuring charges related to the reduction of positions, is due to the strength, flexibility and scalability of our business model.”
Mr. Apotheker continued, “Customers now more than ever need clarity in their businesses, but they also need solutions that are quick to implement and provide a fast return on investment. We are providing customers with both with solutions from SAP BusinessObjects to our new SAP Business Suite 7, which gives customers the ability to quickly address critical pain points with pre-configured industry best practices in a modern and open architecture. In this difficult environment, we have maintained our market leadership because we have the industry’s broadest and deepest product portfolio for large, midsized and small companies, and we have the ability to continue to innovate. SAP is a strong company with a robust business model, a highly skilled workforce and a great customer base. We expect to exit this recession even stronger, just like we did after the downturn earlier in the decade.”

SAP Announces 2009 First Quarter Results	Page 4
Cash Flow — First Quarter 2009
Operating cash flow from continuing operations was €1.39 billion (2008: €1.07 billion), an increase of 30%. Free cash flow was €1.34 billion (2008: €1.01 billion), an increase of 33%. Free cash flow was 56% of total revenues (2008: 41%). At March 31, 2009, SAP had total group liquidity of €2.95 billion (December 31, 2008: €1.66 billion), which includes cash and cash equivalents, restricted cash and short term investments.
Business Environment and Cost Containment Measures for 2009
SAP expects the 2009 operating environment to remain challenging. In addition, 2009 will no longer include the effects from the acquisition of Business Objects, and like the first quarter of 2009, the second quarter of 2009 will be a difficult comparison to the strong results reported in the second quarter of 2008, which was prior to the economic crisis that disrupted the global markets beginning in the third quarter of 2008.
Previously, SAP announced that in order to enable the Company to adapt its size to today’s market conditions and the broader impact of the global recession, it intended to reduce its workforce globally to 48,500 positions by year-end 2009, taking full advantage of attrition as a factor in reaching this goal, and that it expected the reduction of positions to trigger one-time restructuring charges of between €200 million to €300 million for 2009. The restructuring charge of €160 million in the first quarter of 2009 covers the reduction of 2,200 positions.
SAP will continue with the cost saving measures that it initiated in October 2008 and will take further steps to reduce expenses, including maintaining tight cost controls on all variable expenses, including third-party related costs, as well as capital expenditures.
Business Outlook
SAP maintains the following outlook for the full-year 2009 as described in its January 28, 2009 fourth quarter and full year results press release.
Due to the continued uncertainty surrounding the economic and business environment, SAP will not provide a specific outlook for software and software-related service revenues for the full-year 2009. The Company expects its full-year 2009 Non-GAAP operating margin, which excludes a non-recurring deferred support revenue write-down from the acquisition of

SAP Announces 2009 First Quarter Results	Page 5
Business Objects and acquisition-related charges, to be in the range of 24.5% — 25.5% at constant currencies. This includes one-time restructuring charges between €200 million to €300 million expected to result from the reduction of the workforce, which negatively impacts the Non-GAAP operating margin outlook by approximately 2 — 3 percentage points. The 2009 Non-GAAP operating margin outlook is based on the assumption that 2009 Non-GAAP software and software-related service revenues, which exclude a non-recurring deferred support revenue write-down from the acquisition of Business Objects, will be flat to a decline of 1% at constant currencies (2008: €8.623 billion).
SAP projects an effective tax rate of 29.5% — 30.5% (based on U.S. GAAP income from continuing operations) for 2009 (2008: 30.0%).
KEY EVENTS — First Quarter 2009
•	In the first quarter of 2009, SAP closed major contracts in several key regions including EWE Aktiengesellschaft, Papadopoulos Biscuits, SNCF, and The Bank of Ireland Group in EMEA; Banco de Credito de Colombia, Centerpoint Energy, Open Range Communications and Westinghouse Electric in Americas; and Kingfisher Airlines, Kubota Corporation, Liaoning Electric Power, National University of Singapore in the Asia Pacific Japan region.

•	On March 18, SAP announced a new version of the SAP Business Objects Global Trade Services application, part of the SAP Business Objects governance, risk, and compliance (GRC) family of solutions. Combined with the SAP Business Objects Risk Management application, also an SAP Business Objects GRC solution, the new application automates regulatory compliance across numerous trade processes such as logistics and order fulfilment, helping customers to identify and mitigate supply chain risk easily, quickly and effectively.

•	On March 11, SAP and Sybase, an industry leader in delivering enterprise and mobile software, announced a partnership centred around co-innovation that will change how users access critical business information anytime, anywhere. The two companies are co-innovating and collaborating to deliver the new SAP Business Suite software for the first time to iPhone, Windows Mobile, BlackBerry and other devices by integrating it with Sybase’s industry-leading mobile enterprise application platform.

•	On March 4, SAP announced it will collaborate with Intel to optimize SAP Business One applications on Intel Xeon Processor based systems to enable small businesses to lower cost by achieving faster time to value of their IT investments. SAP and Intel intend to encourage original equipment manufacturers (OEM) and solution providers to create industry-specific bundles to leverage the results of this collaboration.

•	On March 4, SAP announced plans to integrate pre-configured SAP Business Objects solutions into SAP Business All-in-One solutions. As part of these enhancements, business intelligence functionality from the SAP Business Objects portfolio is intended to be included

SAP Announces 2009 First Quarter Results	Page 6
in SAP Business All-in-One, providing customers with instant access to trusted and timely data.

•	On March 2, SAP announced a long-term strategic focus on sustainability, covering both its own operations and customer solutions for more sustainable business practices. First, to help its customers with their sustainability efforts, SAP, together with TechniData AG, unveiled expanded solutions for environment, health and safety (EHS) management. In addition, to demonstrate its commitment to sustainable operations internally, SAP announced it will reduce its greenhouse gas emissions down to its year-2000 levels by the year 2020. And, moving forward, SAP announced that its sustainability efforts will be led by a newly formed cross-functional sustainability organization headed by SAP’s first chief sustainability officer.

•	On February 18, 2009 SAP announced the availability of SAP BusinessObjects XBRL Publishing application by UBmatrix, a new eXtensible Business Reporting Language (XBRL) application that enables customers to communicate financial and business information, which is required by authorities like the Securities and Exchange Commission (SEC) in the U.S. and HM Revenue & Customs in the U.K.

•	On February 4, SAP unveiled SAP Business Suite 7 software, a next-generation software suite that helps businesses to optimize their performance and reduce IT cost. SAP Business Suite is designed to ease upgrades and help customers reduce IT costs with enhancement packages; gain stronger insights with select analytics capabilities from the SAP BusinessObjects portfolio; and achieve end-to-end process excellence through the modular deployment of industry best practices and service-oriented architecture (SOA).

•	On February 2, SAP and Landis+Gyr, one of the world’s premier metering solutions providers, announced the signing of a software development cooperation agreement for the integration of Landis+Gyr’s advanced metering infrastructure with the SAP for Utilities solution portfolio using enterprise services. The integration will enable certain end-to-end business processes — from the meter to the business applications — and deliver a new level of transparency and availability of energy data that can enable higher process and energy efficiency for energy utilities.
IFRS Financial Data
SAP will discontinue its U.S. GAAP reporting and will only report financial data under IFRS from fiscal 2010 onwards. To prepare the capital markets for this change, IFRS financial data are provided in the financial section of this press release.
Use of Non-GAAP Financial Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, constant currency revenue and operating income measures, as well as U.S. Dollar based Non-GAAP revenue numbers. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. SAP’s non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that SAP reports should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or SAP’s other measures of financial

SAP Announces 2009 First Quarter Results	Page 7
performance prepared in accordance with U.S. GAAP. See the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.
Webcast / Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live on the Company’s website at http://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With more than 86,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2009 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.
For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
Jim Dever +1 (610) 661-2161, james.dever@sap.com, EDT
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT
Appendix — Financial Information to Follow

Financial Information
for the First Quarter 2009
- Condensed, Preliminary and Unaudited -

Page
U.S. GAAP Financial Information
Financial Statements
Statements of Income	F1
Balance Sheets	F2
Statements of Cash Flows	F3

Supplementary Financial Information
Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers	F4
Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro	F5
Revenue by Region	F6
Share-Based Compensation	F7
Free Cash Flow	F7
Days Sales Outstanding	F7
Headcount	F7
Multi Quarter Summary	F8
Explanation of Non-GAAP Measures	F9 to F11

IFRS Financial Information
Financial Statements
Statements of Income	F12
Statements of Financial Position	F13

Supplementary Financial Information
Reconciliations from U.S.GAAP and Non-GAAP to IFRS and Non-IFRS Numbers	F14
U.S. GAAP — IFRS Significant Differences with Impact on Income	F15
Explanation of Non-IFRS Measures	F16

CONSOLIDATED STATEMENTS OF INCOME
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31
€ millions, unless otherwise stated	2009	2008	% change
Software revenue	418	622	-33
Support revenue	1,252	1,058	18
Subscription and other software-related service revenue	71	56	27
Software and software-related service revenue	1,741	1,736	0
Consulting revenue	553	587	-6
Training revenue	72	104	-31
Other service revenue	24	25	-4
Professional services and other service revenue	649	716	-9
Other revenue	7	8	-13
Total revenue	2,397	2,460	-3
Cost of software and software-related services	-381	-367	4
Cost of professional services and other services	-516	-567	-9
Research and development	-364	-417	-13
Sales and marketing	-513	-597	-14
General and administration	-131	-152	-14
Restructuring	-160	0	N/A
Other operating income/expense, net	0	-1	-100
Total operating expenses	-2,065	-2,101	-2
Operating income	332	359	-8
Other non-operating income/expense, net	-3	-1	200
Financial income/expense, net	-21	-2	950
Income from continuing operations before income taxes	308	356	-13
Income taxes	-98	-109	-10
Income from continuing operations	210	247	-15
Loss from discontinued operations, net of tax	-6	-5	20
Net income	204	242	-16
— Net income attributable to noncontrolling interests*	0	0	N/A
— Net income attributable to shareholders of SAP AG	204	242	-16
Earnings per Share (EPS)
EPS from continuing operations — basic in €	0.18	0.21	-14
EPS from continuing operations — diluted in €	0.18	0.21	-14
EPS from net income attributable to shareholders of SAP AG— basic in €	0.17	0.20	-15
EPS from net income attributable to shareholders of SAP AG— diluted in €	0.17	0.20	-15
Weighted average number of shares **	1,187	1,196
Key Ratios
Operating margin	13.9%	14.6%	-0.7pp
Effective tax rate from continuing operations	31.8%	30.6%

*	Due to the first-time application of SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 the term ‘Minority Interest’ has been replaced with ‘Noncontrolling Interests’ and the categorization of Noncontrolling Interests is now shown below Net Income. The prior year figures have also been changed as a result of the adoption of this standard.

**	in millions, treasury stock excluded

F1

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP) Preliminary and unaudited

€ millions	March 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,020	1,277
Restricted cash	1	3
Short-term investments	932	382
Accounts receivable, net	3,250	3,128
Other assets	520	705
Deferred income taxes	238	203
Prepaid expenses/deferred charges	116	84
Current assets	7,077	5,782
Goodwill	5,050	5,009
Intangible assets , net	1,069	1,127
Property, plant, and equipment, net	1,403	1,405
Investments	93	95
Accounts receivable, net	1	2
Other assets	611	566
Deferred income taxes	192	187
Prepaid expenses/deferred charges	24	24
Noncurrent assets	8,443	8,415
Total assets	15,520	14,197

€ millions	March 31, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	519	538
Income tax obligations	315	363
Financial liabilities	2,543	2,574
Other liabilities	1,080	1,486
Provisions	320	214
Deferred income taxes	31	48
Deferred income	2,070	611
Current liabilities	6,878	5,834
Accounts payable	2	5
Income tax obligations	301	278
Financial liabilities	29	36
Other liabilities	99	94
Provisions	522	497
Deferred income taxes	150	157
Deferred income	57	61
Noncurrent liabilities	1,160	1,128
Total liabilities	8,038	6,962
Common stock, no par value	1,226	1,226
Treasury stock	-1,353	-1,362
Additional paid-in capital	318	320
Retained earnings	7,913	7,709
Accumulated other comprehensive loss	-624	-660
Total equity attributable to shareholders of SAP AG	7,480	7,233
Noncontrolling interests*	2	2
Total equity	7,482	7,235
Total liabilities and total equity	15,520	14,197

*	Reclassification of Noncontrolling interests (previously Minority Interests) is based on the first-time application of SFAS 160.

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31
€ millions	2009	2008
Net income	204	242
Net loss from discontinued operations	6	5
Income from continuing operations	210	247
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	126	141
Losses from equity investees	0	1
Losses on disposal of intangible assets and property, plant, and equipment	1	1
Gains on disposal of investments	0	-8
Writedowns of financial assets	4	0
Allowances for doubtful accounts	87	19
Impacts of hedging for cash-settled share-based payment plans	6	9
Stock-based compensation including income tax benefits	-2	17
Excess tax benefit from share-based compensation	0	-8
Deferred income taxes	-68	-58
Change in accounts receivable	-182	242
Change in other assets	102	32
Change in accrued and other liabilities	-387	-764
Change in deferred income	1,490	1,201
Net cash provided by operating activities from continuing operations	1,387	1,072
Business combinations, net of cash and cash equivalents acquired	-3	-3,687
Repayment of acquirees’ debt in business combinations	0	-450
Purchase of intangible assets and property, plant, and equipment	-50	-61
Proceeds from disposal of intangible assets and property, plant, and equipment	6	7
Cash transferred to restricted cash	0	-451
Reduction of restricted cash	3	1,000
Purchase of investments	-545	-5
Sales of investments	0	422
Purchase of other financial assets	-3	-4
Sales of other financial assets	4	17
Net cash used in investing activities from continuing operations	-588	-3,212
Purchase of treasury stock	0	-258
Proceeds from reissuance of treasury stock	8	41
Proceeds from issuance of common stock (share-based compensation)	1	7
Excess tax benefit from share-based compensation	0	7
Proceeds from short-term and long-term debt	0	3,859
Repayments of short-term and long-term debt	0	-911
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	4	66
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	0	-46
Net cash provided by / used in financing activities from continuing operations	13	2,765
Effect of foreign exchange rates on cash and cash equivalents	-67	8
Net cash used in operating activities from discontinued operations	-2	-4
Net change in cash and cash equivalents	743	629
Cash and cash equivalents at the beginning of the period	1,277	1,608
Cash and cash equivalents at the end of the period	2,020	2,237

F3

Reconciliations from Non-GAAP Numbers to U.S. GAAP Numbers
Preliminary and unaudited
The following table presents a reconciliation from our ‘Non-GAAP’ numbers (including our ‘Non-GAAP at Constant Currency’ numbers) to the respective most comparable U.S. GAAP numbers. Note: Our non-GAAP numbers are not prepared under a comprehensive set of accounting rules or principles. Please see explanation of non-GAAP measures for more information on our non-GAAP numbers .

	Three months ended March 31
	2009					2008			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Non-GAAP Revenue Numbers
Software revenue	418	0	418	-7	411	622	0	622	-33	-33	-34
Support revenue	1,252	11	1,263	-23	1,240	1,058	47	1,105	18	14	12
Subscription and other software-related service revenue	71	0	72	-4	68	56	0	56	27	29	21
Software and software-related service revenue	1,741	11	1,753	-34	1,719	1,736	47	1,783	0	-2	-4
Consulting revenue	553	0	553	-11	542	587	0	587	-6	-6	-8
Training revenue	72	0	72	-1	71	104	0	104	-31	-31	-32
Other service revenue	24	0	24	0	24	25	0	25	-4	-4	-4
Professional services and other service revenue	649	0	649	-12	637	716	0	716	-9	-9	-11
Other revenue	7	0	7	0	7	8	0	8	-13	-13	-13
Total revenue	2,397	11	2,409	-46	2,362	2,460	47	2,507	-3	-4	-6

Non-GAAP Operating Expense Numbers
Cost of software and software-related services	-381	47	-334			-367	48	-319	4	5
Cost of professional services and other services	-516	0	-516			-567	0	-567	-9	-9
Research and development	-364	0	-364			-417	14	-403	-13	-10
Sales and marketing	-513	19	-495			-597	21	-576	-14	-14
General and administration	-131	0	-131			-152	0	-152	-14	-14
Restructuring	-160	0	-160			0	0	0	100	100
Other operating income/expense, net	0	0	0			-1	0	-1	-100	-100
Total operating expenses	-2,065	66	-1,999	44	-1,955	-2,101	83	-2,018	-2	-1	-3

Non-GAAP Income Numbers
Operating income	332	77	410	-2	407	359	130	489	-8	-16	-17
Other non-operating income/expense, net	-3	0	-4			-1	0	-1	200	300
Financial income/expense, net	-21	0	-21			-2	0	-2	950	950
Income from continuing operations before income taxes	308	77	386			356	130	486	-13	-21
Income taxes	-98	-19	-118			-109	-32	-141	-10	-16
Income from continuing operations	210	58	267			247	98	345	-15	-23
Loss from discontinued operations, net of tax	-6	0	-5			-5	0	-5	20	0
Net income	204	58	262			242	98	340	-16	-23
- Net Income attributable to Noncontrolling interests	0	0	0			0	0	0	N/A	N/A
- Net Income attributable to shareholders of SAP AG	204	58	262			242	98	340

Non-GAAP Key Ratios
EPS from continuing operations — basic in €	0.18		0.22			0.21		0.29	-14	-24
EPS from continuing operations — diluted in €	0.18		0.22			0.21		0.29	-14	-24
EPS from net income attributable to shareholders of SAP AG— basic in €	0.17		0.22			0.20		0.28	-15	-21
EPS from net income attributable to shareholders of SAP AG— diluted in €	0.17		0.22			0.20		0.28	-15	-21
Weighted average number of shares***	1,187		1,187			1,196		1,196
Operating margin	13.9%		17.0%		17.2%	14.6%		19.5%	-0.7pp	-2.5pp	-2.3pp
Effective tax rate from continuing operations	31.8%		30.6%			30.6%		29.0%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See explanation of non-GAAP measures for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period. See explanation of non-GAAP measures for details

***	in millions, treasury stock excluded
Differences may exist due to rounding

F4

Reconciliations from Non-GAAP Revenue in U.S. Dollar to U.S. GAAP Revenue in Euro
Preliminary and unaudited
The following table presents a reconciliation from our non-GAAP revenue numbers in U.S. dollar to the respective most comparable U.S. GAAP Revenue numbers in euro. Note: Our non-GAAP numbers in U.S. dollar are company-specific and not prepared under a comprehensive set of accounting rules or principles. Please see explanation of non-GAAP measures for more information on our non-GAAP numbers in U.S. dollar.

	Three months ended March 31
	Software Revenue			Software and Software-Related Service Revenue
	2009	2008	% change	2009	2008	% change
= U.S. GAAP Revenue (€ millions)	418	622	-33%	1,741	1,736	0%
+/- Adjustment between U.S. GAAP revenue and non-GAAP revenue (€ millions)*	0	0	0	11	47	-77%
= Non-GAAP revenue (€ millions)	418	622	-33%	1,752	1,783	-2%
+/- Adjustment (US$ millions)	128	336	-62%	529	921	-43%
= Non-GAAP revenue (US$ millions)	546	958	-43%	2,281	2,704	-16%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination rules.
Differences may exist due to rounding

F5

REVENUE BY REGION
Preliminary and unaudited
The following table presents our U.S. GAAP and non-GAAP revenue by region. The table also presents a reconciliation from our non-GAAP revenue (including our non-GAAP revenue at constant currency) to the respective most comparable U.S. GAAP revenue. Note: Our non-GAAP revenues are not prepared under a comprehensive set of accounting rules or principles. Please see explanation of non-GAAP measures for more information on our non-GAAP revenue.

	Three months ended March 31
	2009					2008			% change
					Non-GAAP						Non-GAAP
			Non-	Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**
Software revenue by region***
EMEA	207	0	207	7	214	292	0	292	-29	-29	-27
Americas	152	0	152	-11	141	217	0	217	-30	-30	-35
Asia Pacific Japan	60	0	60	-4	56	113	0	113	-47	-47	-50

Software revenue	418	0	418	-7	411	622	0	622	-33	-33	-34

Software and software-related service revenue by region***
Germany	276	0	277	0	277	302	1	303	-9	-9	-9
Rest of EMEA	606	4	610	28	638	616	17	633	-2	-4	1
Total EMEA	882	4	886	29	915	918	18	936	-4	-5	-2
United States	460	6	466	-60	406	413	24	437	11	7	-7
Rest of Americas	154	0	155	12	167	150	2	152	3	2	10
Total Americas	614	6	620	-47	573	563	26	589	9	5	-3
Japan	97	0	97	-20	77	86	1	87	13	11	-11
Rest of Asia Pacific Japan	148	1	149	5	154	169	2	171	-12	-13	-10
Total Asia Pacific Japan	245	1	246	-15	231	255	3	258	-4	-5	-10

Software and software-related service re venue	1,741	11	1,753	-34	1,719	1,736	47	1,783	0	-2	-4

Total revenue by region***
Germany	433	0	433	0	433	453	1	454	-4	-5	-5
Rest of EMEA	791	4	795	37	832	837	17	854	-5	-7	-3
Total EMEA	1,223	4	1,227	37	1,265	1,290	18	1,308	-5	-6	-3
United States	650	6	656	-85	571	635	24	659	2	0	-13
Rest of Americas	211	0	211	19	230	202	2	204	4	3	13
Total Americas	861	6	868	-66	801	837	26	863	3	1	-7
Japan	120	0	120	-25	95	112	1	113	7	6	-16
Rest of Asia Pacific Japan	193	1	194	8	202	221	2	223	-13	-13	-9
Total Asia Pacific Japan	313	1	314	-17	297	333	3	336	-6	-7	-12

Total Revenue	2,397	11	2,409	-46	2,362	2,460	47	2,507	-3	-4	-6

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix — explanation of non-GAAP measures for details

**	constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-GAAP constant currency numbers with the non-GAAP number of the previous year’s respective period

***	based on customer location
Differences may exist due to rounding

F6

SHARE-BASED COMPENSATION
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31
€ millions	2009	2008	% change
Share-based compensation per expense line item
Cost of software and software-related services	1	1	0%
Cost of professional services and other services	1	1	0%
Research and development	1	4	-75%
Sales and marketing	0	2	-100%
General and administration	1	1	0%
Other operating income/expense, net	0	0	N/A

Total Share-Based Compensation	3	9	-67%

Note: The share-based compensation expenses do not differ between SAP’s U.S. GAAP and non-GAAP measures
Differences may exist due to rounding
FREE CASH FLOW
Preliminary and unaudited

	Three months ended March 31
€ millions	2009	2008	% change
Net cash provided by operating activities from continuing operations	1,387	1,072	29%
Purchase of long-lived assets excluding additions from business combinations	-50	-61	-18%

Free Cash Flow	1,337	1,011	32%

Differences may exist due to rounding
DAYS SALES OUTSTANDING
Preliminary and unaudited

€ millions	March 31, 2009	December 31, 2008	change in days
Days Sales Outstanding	73	71	2

HEADCOUNT
Preliminary and unaudited

in Full-Time Equivalents — from continuing operations	March 31, 2009	December 31, 2008	March 31, 2008
Headcount by Region
Germany	15,520	15,582	15,112
Rest of EMEA	10,990	11,243	11,214
Total EMEA	26,510	26,825	26,326
United States	8,545	9,214	9,586
Rest of Americas	3,977	4,243	4,474
Total Americas	12,522	13,457	14,060
Japan	1,351	1,413	1,466
Rest of Asia Pacific Japan	9,533	9,841	9,422
Total Asia Pacific Japan	10,884	11,254	10,888

Total	49,916	51,536	51,274

Headcount by Functional Area
Software and software-related services	6,370	6,458	6,594
Professional services and other services	13,399	14,051	14,012
Research and development	15,401	15,547	14,990
Sales and marketing	10,075	10,701	10,767
General and administration	3,173	3,244	3,356
Infrastructure	1,498	1,535	1,555

Total	49,916	51,536	51,274

F7

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless otherwise stated	Q1/2009	Q4/2008	Q3/2008	Q2/2008	Q1/2008
Software revenue (U.S. GAAP)	418	1,323	763	898	622
Revenue adjustment*	0	0	0	0	0
Software revenue (Non-GAAP)	418	1,323	763	898	622

Support revenue (U.S. GAAP)	1,252	1,269	1,167	1,099	1,058
Revenue adjustment*	11	26	41	52	47
Support revenue (Non-GAAP)	1,263	1,295	1,208	1,151	1,105

Subscription and other software-related service revenue (U.S. GAAP)	71	74	64	64	56
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	71	74	64	64	56

Software and software-related service revenue (U.S. GAAP)	1,741	2,666	1,994	2,061	1,736
Revenue adjustment*	11	26	41	52	47
Software and software-related service revenue (Non-GAAP)	1,752	2,692	2,035	2,113	1,783

Total revenue (U.S. GAAP)	2,397	3,488	2,761	2,858	2,460
Revenue adjustment*	11	26	41	52	47
Total revenue (Non-GAAP)	2,408	3,514	2,802	2,910	2,507

Operating income (U.S. GAAP)	332	1,276	614	593	359
Revenue adjustment*	11	26	41	52	47
Expense adjustment*	66	72	76	66	83
Operating income (Non-GAAP)	409	1,374	731	711	489

Operating margin (U.S. GAAP)	13.9%	36.6%	22.2%	20.7%	14.6%
Operating margin (Non-GAAP)	17.0%	39.1%	26.1%	24.4%	19.5%

Effective tax rate from continuing operations (Non-GAAP)	30.6%	28.3%	30.9%	30.7%	29.0%

EPS from continuing operations — basic in €(U.S. GAAP)	0.18	0.72	0.35	0.34	0.21
EPS from continuing operations — diluted in €(U.S. GAAP)	0.18	0.73	0.34	0.34	0.21
EPS from continuing operations — basic in €(Non-GAAP)	0.22	0.78	0.41	0.42	0.29
EPS from continuing operations — diluted in €(Non-GAAP)	0.22	0.78	0.41	0.42	0.29

Headcount**	49,916	51,536	51,863	51,447	51,274

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix — explanation of non-GAAP measures for details

**	in Full-Time Equivalents — from continuing operations
Differences may exist due to rounding

F8

Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as non-GAAP revenues, non-GAAP expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP earnings per share, free cash flow, constant currency revenue and operating income measures as well as U.S. dollar-based non-GAAP revenue numbers that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this document are reconciled to the nearest U.S. GAAP measure in the tables on the pages F4 to F8 above.
We believe that it is of interest to investors to receive certain supplemental historical and prospective non-GAAP financial information used by our management in running our business and making financial, strategic and operational decisions — in addition to financial data prepared in accordance with U.S. GAAP — to attain a more transparent understanding of our past performance and our future results. Beginning in 2008, we use these non-GAAP measures as defined below consistently in our planning, forecasting, reporting, compensation and external communication. Specifically,
•	Our management uses these non-GAAP numbers rather than U.S. GAAP numbers as the basis for financial, strategic and operating decisions

•	The variable remuneration components of our board members and employees that are tied to our company’s growth and operating performance are based on SAP’s achievement of its targets for non-GAAP operating income, non-GAAP software and software-related revenue growth at constant currencies, and non-GAAP operating margin at constant currencies.

•	The annual budgeting process involving all management units is based on non-GAAP revenues and non-GAAP operating income numbers rather than U.S. GAAP numbers.

•	All monthly forecast and performance reviews with all senior managers globally are based on these non-GAAP measures rather than U.S. GAAP numbers.

•	Both, company-internal target setting and guidance provided to the capital markets are based on non-GAAP revenues and non-GAAP income measures rather than U.S. GAAP numbers.
We believe that our non-GAAP measures are useful to investors for the following reasons:
•	The non-GAAP measures provide investors with insight into management’s decision- making since management uses these non-GAAP measures to run our business and make financial, strategic and operating decisions.

•	The non-GAAP measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects resulting from the acquisition of Business Objects.
Our non-GAAP financial measures reflect adjustments based on the following items, as well as the related income tax effects:
Non-GAAP revenue:
Revenues in this document identified as “non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but which are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance. The support contracts are typically one-year contracts, and we expect customers will renew them, which would result in revenues from the support fees. However, we cannot provide absolute assurance that these contracts will in fact be renewed.
Non-GAAP operating expense:
We exclude acquisition-related charges, which are defined as follows:
•	Amortization expense of intangibles acquired in business combinations and certain standalone acquisitions of intellectual property;

•	Expense from purchased in-process research and development; and

•	Restructuring expenses as far as incurred in connection with a business combinations

F9

Non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share
Operating income, operating margin, net income and earnings per share in this document identified as “non-GAAP operating income”, “non-GAAP operating margin”, “non-GAAP net income and “non-GAAP earnings per share” have been adjusted from the respective operating income, operating margin, net income and earnings per share numbers as recorded under U.S. GAAP by adjusting for the above mentioned non-GAAP revenues and non-GAAP expenses.
We include these non-GAAP revenues and exclude these non-GAAP expenses for the purpose of calculating non-GAAP operating income, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per share when evaluating the continuing operational performance of the Company because these expenses generally cannot be changed or influenced by management after the acquisition other than by disposing of the acquired assets. As management at levels below the Executive Board has no influence on these expenses we generally do not consider these expenses for purposes of evaluating the performance of management units. As we believe that our Company-wide performance measures need to be aligned with the measures generally applied by management at varying levels throughout the Company we exclude these expenses when making decisions to allocate resources, both, on a Company level and at lower levels of the organization. In addition, we use these non-GAAP measures to gain a better understanding of the Company’s comparative operating performance from period-to-period and as a basis for planning and forecasting future periods. Considering that management at all levels of the organization is heavily focused on our non-GAAP measures in our internal reporting and controlling, we believe that it is in the interest of our investors that they are provided with the same information.
We believe that our non-GAAP financial measures described above have limitations, which include but are not limited to the following:
•	The eliminated amounts may be material to us.

•	Without being analysed in conjunction with the corresponding U.S. GAAP measures the non-GAAP measures are not indicative of our present and future performance, foremost for the following reasons:

•	The additional insight into our potential future financial performance that our non-GAAP revenue numbers are intended to provide assumes that Business Objects customers renew their maintenance contracts. Projections of our future revenues made based on these numbers would be overstated if such maintenance renewals do not occur.

•	While our non-GAAP income numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenues that result from the acquisitions.

•	The acquisition-related one-time charges that we eliminate in deriving our non-GAAP income numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-GAAP income numbers are recurring expenses that will impact our financial performance in future years.

•	While our non-GAAP revenue numbers are adjusted for a one-time impact only, our non-GAAP expenses are adjusted for both one-time and recurring items. Additionally, the revenue adjustment for the fair value accounting for Business Objects support contracts and the expense adjustment for one-time and recurring acquisition-related charges do not arise from a common conceptual basis as the revenue adjustment aims at improving the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims at improving the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-GAAP operating income and non-GAAP operating margin numbers as these combine our non-GAAP revenues and non-GAAP expenses despite the absence of a common conceptual basis.
We believe, however, that the presentation of the non-GAAP measures in conjunction with the corresponding U.S. GAAP measures provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We therefore do not evaluate our growth and performance without considering both non-GAAP measures and U.S. GAAP measures. We caution the readers of this document to follow a similar approach by considering our non-GAAP measures only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets and to intangibles, excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.

F10

Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.
U.S. Dollar-based Non-GAAP Revenue Measures
Substantially all of our major competitors report their financial performance in U.S. dollars. Thus changes in exchange rates, particularly in the U.S. dollar to euro rates, affect the financial statements of our competitors differently than our euro-based financial statements. We therefore believe that U.S. dollar-based revenues for SAP provide investors with useful additional information that enables them to better compare SAP’s revenue growth with SAP’s competitors’ revenue growth irrespective of movements in exchange rates.
Our U.S. dollar non-GAAP revenues are determined as if SAP’s reporting currency was the U.S. dollar. In fact, the reporting currency of our U.S. GAAP and IFRS consolidated financial statements as filed in Germany and in the U.S. with the U.S. Securities and Exchange Commission (SEC) is the euro. Additionally, our U.S. dollar non-GAAP revenue numbers have been adjusted from the respective U.S. GAAP revenues by the same support revenue fair value adjustment than our non GAAP revenues explained above.
SAP’s management uses our U.S. dollar non-GAAP revenues to gain a better understanding of SAP’s operating results compared to SAP’s major competitors.
We believe that our U.S. dollar non-GAAP revenues have limitations, particularly because the impact of currency exchange rate fluctuations and the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both non-GAAP revenues and euro-based U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our U.S. dollar non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP and reported in euro.

F11

CONSOLIDATED STATEMENTS OF INCOME
(IFRS)
Preliminary and unaudited

	Three months ended March 31
€ millions, unless otherwise stated	2009	2008	% change
Software revenue	418	622	-33
Support revenue	1,252	1,062	18
Subscription and other software-related service revenue	71	56	27
Software and software-related service revenue	1,741	1,740	0
Consulting revenue	553	587	-6
Training revenue	72	104	-31
Other service revenue	24	25	-4
Professional services and other service revenue	649	716	-9
Other revenue	7	8	-13
Total revenue	2,397	2,464	-3

Cost of software and software-related services	-386	-375	3
Cost of professional services and other services	-521	-568	-8
Research and development	-365	-405	-10
Sales and marketing	-513	-599	-14
General and administration	-139	-152	-9
Restructuring	-166	-5	3,220
Other operating income/expense, net	0	0	N/A
Total operating expenses	-2,090	-2,104	-1

Operating profit	307	360	-15

Other non-operating income/expense, net	-2	-2	0
Interest income	9	23	-61
Interest expense	-24	-31	-23
Other financial income	-3	7	-143
Share of loss of associates accounted for using the equity method	0	-1	-100
Financial income, net	-18	-2	800
Profit before income taxes	287	356	-19
Income taxes	-91	-108	-16
Profit after taxes	196	248	-21
-Profit attributable to noncontrolling interests	0	0	N/A
-Profit attributable to equity holders of the parent	196	248	-21
Earnings per share
Earnings per share attributable to equity holders of the parent — basic in €	0.17	0.21	-19
Earnings per share attributable to equity holders of the parent — diluted in €	0.16	0.21	-24
Weighted average number of shares*	1,187	1,196
Key Ratios
Operating margin	12.8%	14.6%	-1.8	pp
Effective tax rate	31.7%	30.3%

*	in millions, treasury stock excluded

F12

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(IFRS)
Preliminary and unaudited

€ millions	March 31, 2009	December 31, 2008
Assets
Cash and cash equivalents	2,020	1,277
Restricted cash	1	3
Short-term investments	932	382
Other financial assets	151	206
Financial assets	1,083	588
Accounts receivable, net	3,250	3,128
Other assets	79	92
Income tax receivables	283	399
Prepaid expenses/deferred charges	117	84
Current assets	6,833	5,571

Goodwill	5,014	4,975
Intangible assets, net	1,080	1,140
Property, plant, and equipment, net	1,402	1,405
At-Equity investments	22	21
Other investments	71	74
Other financial assets	163	167
Financial assets	256	262
Accounts receivable, net	1	2
Other assets	42	39
Income tax receivables	75	33
Deferred income taxes	483	441
Prepaid expenses/deferred charges	31	32
Noncurrent assets	8,384	8,329

Total assets	15,217	13,900

€ millions	March 31, 2009	December 31, 2008
Liabilities and total equity
Accounts payable	520	539
Income tax payable	315	363
Financial liabilities	2,533	2,563
Other liabilities	1,084	1,488
Financial and Other liabilities	3,617	4,051
Provisions	366	248
Deferred income *	2,082	623
Current liabilities	6,900	5,824
Accounts payable	2	5
Income tax obligations	301	278
Financial liabilities	29	40
Other liabilities	51	50
Financial and Other liabilities	80	90
Provisions	257	232
Deferred tax liabilities	212	239
Deferred income	57	61
Noncurrent liabilities	909	905
Total liabilities	7,809	6,729
Common stock, no par value	1,226	1,226
Treasury stock	-1,353	-1,362
Additional paid-in capital	318	320
Retained earnings*	7,638	7,442
Accumulated other comprehensive loss	-423	-457
Total equity attributable to shareholders of SAP AG	7,406	7,169
Noncontrolling interests	2	2
Total equity	7,408	7,171
Total liabilities and total equity	15,217	13,900

*	Adjustments to prior year reported numbers are based on the application of IFRIC 13, Customer Loyalty Programmes

F13

Reconciliations from U.S. GAAP and Non-GAAP to IFRS and Non-IFRS Numbers
Preliminary and unaudited
The following table provides a reconciliation from our U.S. GAAP and non-GAAP numbers to the respective most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. Please see the section “Explanation of Non-IFRS Measures” for more information on our Non-GAAP and Non-IFRS numbers.

	Three months ended March 31
	2009			2008			% change
		IFRS vs.			IFRS vs.
		U.S.			U.S.
	U.S.	GAAP		U.S.	GAAP		U.S.
€ millions, unless otherwise stated	GAAP	Diff.	IFRS	GAAP	Diff.	IFRS	GAAP		IFRS

Non-GAAP / Non-IFRS Revenue
U.S.GAAP / IFRS software and software-related service revenue	1,741	0	1,741	1,736	4	1,740	0%		0%
Discontinued operations*	0	0	0	0	-4	-4
Deferred revenue write-down**	11	0	11	47	0	47
Non-GAAP / Non-IFRS software and software-related service revenue	1,753	0	1,753	1,783	0	1,783	-2%		-2%

U.S.GAAP / IFRS total revenue	2,397	0	2,397	2,460	4	2,464	-3%		-3%
Discontinued operations*	0	0	0	0	-4	-4
Deferred revenue write-down**	11	0	11	47	0	47
Non-GAAP / Non-IFRS total revenue	2,409	0	2,409	2,507	0	2,507	-4%		-4%

Non-GAAP / Non-IFRS Operating Income
U.S.GAAP / IFRS operating income	332	-25	307	359	1	360	-8%		-15%
Discontinued operations*	0	6	6	0	5	5
Deferred revenue write-down**	11	0	11	47	0	47
Acquisition related charges***	66	6	72	83	-4	79
Non-GAAP / Non-IFRS operating income	410	-13	397	489	2	491	-16%		-19%

Non-GAAP / Non-IFRS Operating Margin
U.S.GAAP / IFRS operating margin	13.9%		12.8%	14.6%		14.6%	-0.7	pp	-1.8	pp
Non-GAAP / Non-IFRS operating margin	17.0%		16.5%	19.5%		19.6%	-2.5	pp	-3.1	pp

*	adjustments are for the discontinued operations of the Tomorrow Now entities which do not qualify for separate presentation under IFRS. The adjustment differs from the result from discontinued operations under U.S.GAAP due to differences in the valuation of accrued liabilities.

**	adjustments are for the Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but that SAP is not permitted to recognize as revenue under both U.S. GAAP and IFRS as a result of business combination accounting rules. See section “Explanation of Non-IFRS Measures” for details.

***	adjustments are for the effects of restructuring accruals (Non-IFRS), in-process R&D (Non-GAAP), amortization of intangibles identified as part of a purchase price allocation (Non-GAAP and IFRS). See section “Explanation of Non-IFRS Measures” for details.
Differences due to rounding may exist

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U.S. GAAP — IFRS Significant Differences with Impact on Income
Acquisition-related restructuring expense
In certain circumstances, U.S. GAAP requires that restructuring expense incurred in connection with a business combination be shown as an assumed liability, and therefore it does not normally affect income. However, this restructuring expense must be shown as a current expense under IFRS. After the application of SFAS 160 and the revision to IFRS 3 the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Acquired in-process research and development
Under U.S. GAAP, all in-process research and development acquired in connection with a business combination must be amortized immediately. Under IFRS, if certain criteria are met, it must be shown as an asset and, once completed and ready for market, amortized over its normal useful life. After the application of SFAS 160 and the revision to IFRS 3 the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we do not expect material differences going forward.
Discontinued Operations
SAP’s U.S. GAAP income statement shows the revenue and income of our TomorrowNow subsidiary’s activities separately because we discontinued its operation. IFRS does not allow us to show them separately because TomorrowNow is not a material operation. This leads to the only difference between our presentation of revenue under U.S. GAAP and IFRS.
Provisions for litigation costs
Under U.S. GAAP, we report attorneys’ fees and other legal costs associated with litigation and claims when we incur them. Under IFRS, where appropriate and except to the extent it is virtually certain that we will recover them, we include an estimated amount for the litigation costs in a provision we create for the litigation.
Deferred taxes
Where differences between our IFRS financial statements and our U.S. GAAP financial statements arise out of tax-relevant transactions that result in temporary differences between the financial statements and our tax accounts, they also result in differences in the deferred tax in our IFRS financial statements and our U.S. GAAP financial statements.

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Explanation of Non-IFRS Measures
Since 2007, we have been required by German and European law to prepare consolidated financial statements in accordance with IFRS. We have not, however, discontinued preparing financial statements under U.S. GAAP but have prepared consolidated financial statements under both U.S. GAAP and IFRS.
Despite the adoption of IFRS, our focus has continued to be on our U.S. GAAP financial figures and non-GAAP measures derived from them:
•	The non-GAAP numbers have continued to be the key performance measures in our internal management reporting, planning, and forecasting, and in the variable compensation for our management and employees.

•	We have maintained the focus of our external communication (for example, our business outlook) on U.S. GAAP numbers and non-GAAP numbers derived from them.
We plan to fully migrate to IFRS and discontinue the preparation of U.S. GAAP financial information with effect from the end of 2009. During 2009, we plan to continue to report our financial information according to both IFRS and U.S. GAAP. Our press release for Q4/2009 will be the last document in which we will provide U.S. GAAP financial information. In our annual report as well as our annual report on Form 20-F for fiscal year 2009 and all quarterly and annual reports thereafter, we plan to include only IFRS financial statements, and we plan to base our business outlook for 2010 and years thereafter on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we will modify our internal management reporting, planning and forecasting, and variable compensation plans to align to the non-IFRS numbers we provide in our external communication.
To give investors an insight into what our migration from U.S. GAAP/non-GAAP to IFRS/non-IFRS will mean for SAP’s key performance measures, the section titled Reconciliations: U.S.GAAP / IFRS / Non-GAAP / Non-IFRS shows a reconciliation from our U.S. GAAP and non-GAAP numbers to their most comparable IFRS and non-IFRS numbers. Note: Our non-GAAP and non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles. For more information on our non-GAAP measures, which also applies to our non-IFRS numbers subject to the additional explanations below, see the section titled Explanation of Non-GAAP Measures.
Our non-GAAP measures and our non-IFRS measures have been adjusted from the respective U.S. GAAP and IFRS numbers by:
•	Including the full amount of Business Objects support revenue that Business Objects would have recognized had it remained a stand-alone entity but which we are not permitted to recognize as revenue under U.S. GAAP and IFRS as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition, and

•	Excluding acquisition-related charges
However, the adjustment amounts for acquisition-related charges differ between our non-GAAP measures and our non-IFRS measures, due to differences between U.S. GAAP and IFRS. Specifically:
•	Certain acquisition-related restructuring costs are accounted for as liabilities assumed in a business combination under U.S. GAAP while being charged to expense under IFRS. Consequently, these costs are eliminated only in our non-IFRS numbers.

•	Purchased in-process research and development is charged to expense immediately under U.S. GAAP while being capitalized and amortized over the expected life under IFRS. Consequently, the immediate charge to expense is only eliminated in our non-GAAP measures while the amortization is only eliminated in our non-IFRS measures.
After the application of SFAS 160 and the revision to IFRS 3 the accounting has been aligned under both U.S. GAAP and IFRS. Therefore, we don’t expect material differences in acquisition-related restructuring costs and purchased in-process research and development going forward.
Additionally, our non-IFRS measures have been adjusted from the respective IFRS numbers for the results from our discontinued TomorrowNow operations. Under U.S. GAAP, we present the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were not a separate major line of business and thus did not qualify for separate presentation under IFRS. We believe that this additional adjustment is useful to investors for the following reasons:
•	Despite the migration from U.S. GAAP to IFRS, SAP will continue to view the TomorrowNow operations as discontinued operations and thus will continue to exclude potential future TomorrowNow results from its internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow operations provides insight into the financial measures that SAP will use internally once SAP has fully migrated to IFRS.

•	By adjusting the non-IFRS numbers for the results form our discontinued TomorrowNow operations, the non-IFRS number is more comparable to the non-GAAP measures that SAP uses currently, which makes SAP’s performance measures before and after the full IFRS migration easier to compare.

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